Filed by Infinera Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Infinera Corporation

Commission File No.: 001-33486

The following communication was first made available on June 27, 2024.

Customer Q&A

IMPORTANT: CODE OF CONDUCT

Please remember that until the close, we continue to operate as separate and independent companies and it remains critical that we continue to serve our customers with excellence as an independent company. Importantly, please remember and abide by the following:

•

You should under no circumstances engage with anyone at Nokia, even if both Nokia and Infinera are present in your customer account. To do so carries serious penalties, even beyond jeopardizing the deal itself;

•	You must not encourage or permit your customer to share confidential information about Nokia with you: stop any such conversation immediately, politely but firmly;

•

You should at all times avoid speculating about the shape of a possible future portfolio, geographic footprint, etc. Not only has no decision been taken on any such matter, but no decision can be taken until the deal is approved and integration planning has taken place

Q1.	What does this proposed deal mean for my business?

a.	Nokia and Infinera will continue to operate independently and separately until the deal has closed. During this time, you should expect no change.

b.

Over time, we expect you will see significant benefits from the deal. The proposed transaction is expected to create a highly scaled and truly global business, offering the most complete end-to-end networking solutions in the global market with exciting opportunities in fast-growing areas such as AI.

c.

We believe that the combined business will have significant in-house capabilities, including an expanded world-class DSP development team, expertise across silicon photonics- and indium phosphide-based semiconductor material sciences, and deeper competency in vertically integrated photonic integrated circuit (PIC) technology. The result will be a strong, innovative player in optics with a deep and diverse pool of optical networking talent and expertise. We expect this expanded portfolio of leading-edge technologies to be a significant benefit to your future networking plans.

d.

With our combined scale and resources, we expect to be able to accelerate and set a new pace in the industry for optical technology innovation, providing our customers with greater support and optionality.

e.	Throughout the process, our primary focus will be to ensure that we continue to deliver on our commitments and provide solutions that add value to your business.

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Q2.	When will the deal close?

a.	We are targeting a closing in the first half of 2025.

Q3.	Do you expect to encounter challenges in the regulatory approval processes?

a.

One of the many benefits of this business combination is the highly complementary nature of the two companies in terms of customer base and product portfolio. There is limited overlap, which we believe will be viewed favorably by regulators.

Q4.	Will my account team change?

a.	Until the deal closes and the two companies have been integrated, you should expect no change. Infinera and Nokia will continue to operate independently and separately until then.

Q5.	Where there are competing products/services in your respective portfolios, which will be the winner?

a.	Infinera and Nokia will operate independently and separately until the transaction closes, and we can’t speculate about that.

b.	Throughout the process, our primary focus will be to ensure that we continue to deliver on our commitments and provide solutions that add value to your business.

c.

The rationale behind the deal could really be summed up in one word: “scale.” Scale is vitally important, particularly in the optical networks business, and this is a great way in which we can achieve scale quickly, reliably, and with strong customer benefits.

Q6.	Will the deal have any impact on your committed product roadmap?

a.	Until the deal is approved and closed, nothing will change, and Infinera and Nokia will operate independently and separately. We can’t speculate about plans for the product portfolio in the future.

b.	Infinera remains committed and focused on delivering on our roadmap and other customer commitments.

c.	Throughout the process, our primary focus will be to ensure that we continue to deliver on our commitments and provide solutions that add value to your business.

Q7.	Will this impact Infinera’s pluggables strategy and planned delivery?

a.	Until the deal is approved and closed, nothing will change, and Infinera and Nokia will operate independently and separately. We can’t speculate about plans for product portfolio in the future.

b.	Infinera remains committed and focused on delivering on our roadmap and other customer commitments.

c.

With our combined scale and resources, we believe we will be able to accelerate and set a new pace in the industry for optical technology innovation, providing our customers with greater support and optionality.

Q8.	We’ve valued our relationship with Infinera for many years now and wonder if we will get lost in the mix in such a large company. Will we still be a priority customer?

a.	Our committment to building and expanding our customer relationships is what got us to where we are today and we will preserve this commitment.

b.

We expect this merger to be very positive for our customers and result in greater scale, providing an even more positive customer experience. We will do everything we can to ensure you benefit from our enhanced capabilities.

Q9.	When will I hear more about this business combination?

a.

Your account team will be in touch to discuss any developments. This announcement is only the first step on the path toward deal approval, closing, and integration, so there may not be answers to all your questions. That said, you’ll hear more from us as we move through the process.

Q10.	Will you close any of your operations as a result of the deal?

a.	Infinera and Nokia will continue to operate independently and separately until the deal closes, and we can’t speculate about plans for locations in the future.

b.	That said, the combined companies are expected to have a significant global presence, and we expect our customers will benefit from our larger geographic footprint.

c.	Our U.S. manufacturing presence is an attractive feature for Nokia.

d.	We expect this merger to be very positive for our customers and we will do everything we can to ensure you benefit from our enhanced capabilities.

Q11.	How will Infinera fit into Nokia’s organizational structure. What role will Infinera’s CEO and leadership team play going forward?

a.

Until the deal closes, few decisions can be made about our future structure or staffing at any level, but what we can say with confidence is that we believe this combination will lay the foundation for a very bright future, and David Heard plans to be part of that future.

b.

Following the close of the transaction, Infinera will be joining Nokia’s Optical Networks Division, which is part of Nokia’s Network Infrastructure Business Group that encompasses the company’s IP Networks, Optical Networks, and Fixed Networks Business.

c.

Nokia has a lot of respect for our people and sees a great cultural, intellectual, and personality fit between the two organizations. Both companies are dedicated to innovation and quality and focused on customer satisfaction and business success.

d.	We believe Nokia is an excellent partner for Infinera and look forward to the next chapter of our journey with them.

Q12.	Will the deal dilute the strong focus Infinera has on U.S. government-sponsored business such as through the CHIPS Act?

a.

We believe it will enhance this focus. Like Infinera, Nokia has a strong focus on business in the U.S. and is active in government-sponsored programs, such as the Broadband Equity, Access, and Deployment (BEAD) Program, for which Nokia has publicly announced their intention to increase investment in North American manufacturing capabilities. In fact, Nokia was the first technology vendor to announce the availability of Build America, Buy America-compliant products for use in critical broadband infrastructure projects focused on closing the digital divide.

b.	We believe this merger will build on the commitments of both companies and strengthen our ability to work with U.S. government programs.

Q13.	Nokia is predominantly a European company. How will this transaction impact Infinera’s U.S. based operations?

a.	Nokia already has a significant commitment to and presence in North America, with more than $8.9B in North American revenue in 2023 across all business units and existing North American operations.

b.

Nokia has made several announcements about its commitment to invest in U.S.-based manufacturing. The deal is further evidence of Nokia’s ongoing commitment to the North American market, advancing our shared vision of creating a new global player that will be able to effectively serve the needs of all our customers worldwide.

c.

The company has a strong focus on business in the U.S. and is extremely active in government-sponsored programs, such as BEAD, for which Nokia was the first technology vendor to announce the availability of Build America, Buy America-compliant products for use in critical broadband infrastructure projects focused on closing the digital divide.

Q14.	Will this impact my current pricing and contract terms?

a.	Infinera and Nokia will operate independently until the transaction closes, and Infinera will continue to operate its business as usual.

Q15.	How should this announcement impact my product selection? What should I do if I am in process of swapping one company’s solution for the other?

a.	Infinera and Nokia continue to operate as separate, independent companies, as we always have.

b.	You should continue to make product selections as you have always done.

c.	Throughout the process, our primary focus will be to ensure that we continue to deliver on our commitments and provide solutions that add value to your business.

Q16.	Are there any corporate cultural differences that will impact how we work together?

a.	We believe our organizations are very well aligned in terms of culture, particularly in the areas of innovation, quality, and customer service

b.

With a passion for optical networking and innovation, both companies have a long history of pioneering new technologies that provide meaningful benefits for our customers. We expect this to continue, and with greater scale to accelerate the rate of innovation and product development.

c.	Both companies have been in the optical networking space for more than 20 years and have a strong reputation for delivering a world-class customer experience.

Q17.	Do you expect layoffs? The investor materials refer to synergies, which sometimes means layoffs.

a.

Expense synergies are not the reason for the proposed transaction. Instead, Nokia is looking to increase its scale and expertise with a goal of expanding its business opportunities and enhancing its technology. We will be far better positioned to serve customers in the rapidly evolving optical space as part of a larger company with deeper resources and capabilities.

b.

An important synergy opportunity is the benefit of scale in developing and delivering leading-edge offerings for our customers at competitive pricing. We will be far better positioned to serve customers in the rapidly evolving optical space as part of a larger company with deeper resources and capabilities.

c.	It is too early to speculate about staffing until the deal closes and integration begins.

Additional Information and Where to Find It; Participants in the Solicitation

Infinera Corporation (“Infinera”), the members of Infinera’s board of directors and certain of Infinera’s executive officers are participants in the solicitation of proxies from stockholders in connection with the pending acquisition of Infinera (the “Transaction”). In connection with the Transaction, Nokia Corporation (“Nokia”) intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that will include a proxy statement of Infinera and that also will constitute a prospectus of Nokia with respect to shares of Nokia’s ordinary shares to be issued in the Transaction, which will be represented by American depositary shares (such registration statement, the “Proxy Statement/Prospectus”).

Christine Bucklin, Greg Dougherty, David Heard, Sharon Holt, Roop Lakkaraju, Paul Milbury, Amy Rice, George Riedel and David Welch, all of whom are members of Infinera’s board of directors, and Nancy Erba, Infinera’s chief financial officer, are participants in Infinera’s solicitation. Information regarding such participants, including their direct or indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus and other relevant documents to be filed with the SEC in connection with the Transaction. Additional information about such participants is available under the captions “Our Board of Directors,” “Our Pay” and “Our Stockholders—Security Ownership of Certain Beneficial Owners and Management” in Infinera’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders (the “2024 Proxy Statement”), which was filed with the SEC on May 17, 2024 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1138639/000113863924000128/infn-20240517.htm), as amended on June 4, 2024 (available at https://www.sec.gov/Archives/edgar/data/1138639/000113863924000162/infn2024proxystatementdef1.htm). To the extent that holdings of Infinera’s securities have changed since the amounts printed in the 2024 Proxy Statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC (which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001138639). Information regarding Infinera’s transactions with related persons is set forth in the 2024 Proxy Statement under the caption “Certain Relationships and Related Party Transactions.” Certain illustrative information regarding the payments to that may be owed, and the circumstances in which they may be owed, by Infinera to its named executive officers in a change of control of Infinera is set forth in the 2024 Proxy Statement under the caption “Estimated Payments and Benefits Upon Termination, Change of Control or Death/Disability.”

Promptly after the Proxy Statement/Prospectus is declared effective by the SEC, Infinera will mail the Proxy Statement/Prospectus and a WHITE proxy card to each stockholder entitled to vote at the special meeting to consider the Transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SECURITY HOLDERS OF INFINERA AND NOKIA ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT INFINERA OR NOKIA WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT INFINERA, NOKIA AND THE TRANSACTION.

Stockholders may obtain free of charge, when filed, the Proxy Statement/Prospectus, any amendments or supplements thereto, and any other relevant documents filed by Infinera or Nokia with the SEC in connection with the Transaction at the SEC’s website (http://www.sec.gov). Copies of the Proxy Statement/Prospectus, any amendments or supplements thereto, and any other relevant documents filed by Infinera with the SEC in connection with the Transaction will also be available, free of charge, at Infinera’s investor relations website (https://investors.infinera.com/), or by emailing Infinera’s investor relations department (apassi@infinera.com). Copies of the Proxy Statement/Prospectus, any amendments or supplements thereto, and any other relevant documents filed by Nokia with the SEC in connection with the Transaction will also be available, free of charge, at Nokia’s investor relations website (https://www.nokia.com/about-us/investors/), or by emailing Nokia’s investor relations department (investor.relations@nokia.com).

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transaction and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, and there will not be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this communication may be characterized as forward-looking under the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially.

Statements in this communication that are forward-looking may include statements regarding: (1) the Transaction; (2) the expected timing of the closing of the Transaction; (3) considerations taken into account in approving and entering into the Transaction; (4) the anticipated benefits to, or impact of, the Transaction on Nokia’s and Infinera’s businesses; and (5) expectations for Nokia and Infinera following the closing of the Transaction. There can be no assurance that the Transaction will be consummated.

Risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements, in addition to those identified above, include: (1) the possibility that the conditions to the closing of the Transaction are not satisfied, including the risk that required approvals from Infinera’s stockholders for the Transaction or required regulatory approvals to consummate the Transaction are not obtained, on a timely basis or at all; (2) the occurrence of any event, change or other circumstance that could give rise to a right to terminate the Transaction; (3) possible disruption related to the Transaction to the current plans, operations and business relationships of Nokia and Infinera, including through the loss of customers and employees; (4) the amount of the costs, fees, expenses and other charges incurred by Nokia and Infinera related to the Transaction; (5) the possibility that the stock prices of Nokia or Infinera could fluctuate during the pendency of the Transaction and may decline if the Transaction is not completed; (6) for both Nokia and Infinera, the possible diversion of management’s time and attention from ongoing business operations and opportunities; (7) the response of competitors and other market participants to the Transaction; (8) potential litigation relating to the Transaction; (9) uncertainty as to the timing of completion of the Transaction and the ability of each party to consummate the Transaction; and (10) the other risks and uncertainties detailed in the periodic reports that Nokia and Infinera file with the SEC. All forward-looking statements in this communication are based on information available to Nokia and Infinera as of the date of this communication, and, except as required by law, neither Nokia nor Infinera assumes any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made.